SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549




                          Form N-18F-1



         Notification of Election Pursuant to Rule 18f-1
            Under the Investment Company Act of 1940.





                         UAM FUNDS TRUST
                         ---------------
                    Exact Name of Registrant

                    NOTIFICATION OF ELECTION
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      The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                            SIGNATURE
                            ---------


      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boston and the Commonwealth of Massachusetts on the 21st day of March, 1996.




                                        UAM FUNDS TRUST



                                        By: /s/ Karl O. Hartmann
                                            --------------------------
                                            Karl O. Hartmann, Secretary




Attest: /s/ Robert R. Flaherty
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        Robert R. Flaherty, Treasurer